

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

July 12, 2017

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

> Re: Smart Trust 360
>   File Nos. 333-218993 and 811-21429

Dear Mr. Anderson:

On June 27, 2017, you filed a registration statement on Form S-6 for Smart Trust 360 (Argus Modern Innovators Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. Inasmuch as the name of the Trust refers to "modern innovators," please disclose a policy to invest, under normal circumstances, at least 80% of the value of the Trust's net assets (plus borrowings for investment purposes) in issuers that are "modern innovators". Please also disclose the specific criteria used by research companies and Argus analysts to identify issuers that are "modern innovators" for purposes of this investment policy. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

2. The first sentence of the first paragraph states that the Trust seeks to achieve its investment objective by investing in a portfolio of equity securities. Please disclose the Trust's market capitalization policy (*e.g.*, whether it invests in companies with small market capitalizations) and please add any corresponding risks of such investments to the Principal Risk Considerations section of the Investment Summary.

3. The last sentence of the second paragraph states that a company must "score highly" against its industry peer group to be considered for the Trust's portfolio. Please describe in more detail how a company can "score highly".

Investment Summary — Principal Risk Considerations (Page A-3)

4. Please add a risk factor that describes the risks of investments in companies that are "modern innovators".

PROSPECTUS (PART B)

Risk Considerations — Concentration (Page B-2)

5. If the Trust will be concentrated in a particular sector, please identify such sector(s) in the Principal Investment Strategy section of the Investment Summary and disclose the risks of investments in such sector(s) in the Principal Risk Considerations section of the Investment Summary.

Risk Considerations — Foreign Issuer Risk (Page B-2)

6. Please add a reference to the Trust's investments in foreign issuers to the Principal Investment Strategy section of the Investment Summary. Please also add disclosure of the risk of investing in foreign issuers to the Principal Risk Considerations section of the Investment Summary.

Risk Considerations — Real Estate Investment Trusts (Page B-3)

7. Please add a reference to the Trust's investments in real estate investment trusts to the Principal Investment Strategy section of the Investment Summary. Please also add disclosure of the risk of investing in real estate investment trusts to the Principal Risk Considerations section of the Investment Summary.

GENERAL COMMENTS

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.

* * * * * * *

In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel